UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Announcement dated March 11, 2021 in respect of Proposed Change of Auditors.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 12, 2021

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

PROPOSED CHANGE OF AUDITORS

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As the Company is an indirect subsidiary of China United Network Communications Group Company Limited, which is a state-owned enterprise under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”). Pursuant to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and SASAC, there are restrictions in respect of the years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. Considering the relevant regulations, the board of directors (the “Board”) of the Company announces that KPMG and KPMG Huazhen LLP (together as “KPMG”) will retire as auditors of the Company and its subsidiaries (the “Group”) upon expiration of their current term of office at the close of the forthcoming annual general meeting of the Company (the “AGM”). The Board, as recommended by the audit committee of the Company, has resolved to propose to the shareholders of the Company at the AGM to approve the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, for the year ending 31 December 2021.

KPMG confirmed in writing that there were no matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Board has also confirmed that there were no disagreement or outstanding matters between KPMG and the Company and there were no other matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company.

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The proposed change of auditors is subject to shareholders’ approval at the AGM. A circular containing, among other things, the proposed change of auditors, together with the notice of AGM will be despatched to the shareholders of the Company as soon as possible.

The Board would like to take this opportunity to express its sincere gratitude to KPMG for their quality services rendered to the Group during the past years.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
YUNG SHUN LOY JACKY
Company Secretary

Hong Kong, 11 March 2021

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Chen Zhongyue, Li Fushen, Zhu Kebing and Fan Yunjun

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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